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                                                                  EXHIBIT 21.1



                     LIST OF SUBSIDIARIES OF THE REGISTRANT


        At December 31, 1996, the Registrant owned all of the issued and outstanding capital stock of Great Bay Power Corporation, a New Hampshire corporation. Great Bay Power Corporation conducts business only under the business name of Great Bay Power Corporation.